February 20, 2009

VIA EDGAR AND FACSIMILE

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N. E.

Washington, D. C. 20549-7010

RE:	Form 10-K for the fiscal year ended October 31, 2008

Definitive Proxy Statement on Form 14A filed February 4, 2009

File No. 001-08551

Dear Mr. Hartz:

We have prepared the following in response to your comment letter dated February 9, 2009 with respect to the following:

Hovnanian Enterprises, Inc.

File Number: 001-08551

Form 10-K for the year ended October 31, 2008

Definitive Proxy Statement on Form 14A filed February 4, 2009

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any revisions to our current disclosure proposed in our responses to your comments will be included in future filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/S/ J. Larry Sorsby

J. Larry Sorsby

Executive Vice President and Chief Financial Officer

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response

Where our responses to the comments below involve additional disclosures or other revisions to our disclosures, we have included our planned revised disclosures in our responses. These revised disclosures, adjusted for any subsequent events or other changes in circumstances, will be included in our future filings, including our interim filings.

Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies: Finance Subsidiary Net Worth, page F-13

2.

Please consider disclosing here or elsewhere in the filing your most restrictive finance subsidiary net worth requirement as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts and the actual amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response

We operate our mortgage business to manage the home purchase process for our customers from beginning to end, and to generate positive cash flow and profit, although not significant. We note for the Staff that the most restrictive net worth requirement of the relevant regulatory agencies, secondary market investors and states for our mortgage subsidiary is $5 million. As specifically provided in Statement of Position 01-6, Entities That Lend to or Finance the Activities of Others, and as a general reporting standard in financial statements prepared in accordance with GAAP, items otherwise required by applicable accounting literature do not need to be applied to immaterial items. Therefore, because $5 million is an immaterial amount to us financially on a consolidated basis (we could invest additional cash in our mortgage subsidiary if necessary to maintain this requirement), we will remove this disclosure from future filings to avoid confusion as to the significance of these requirements.

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

Note 8 - Mortgages and Notes Payable, page F-18

3.

Please consider disclosing here or elsewhere in the filing the specific terms of any material financial ratios and other financial condition tests associated with your Master Repurchase Agreement. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Response

For the information of the Staff, we note that the Master Repurchase Agreement requires K. Hovnanian American Mortgage, LLC (“KHOV Mortgage”) to satisfy and maintain specified minimum net worth and liquidity levels. Due to the nature of the operations of KHOV Mortgage, specifically the exceptionally short period of time mortgages are held by KHOV Mortgage before the mortgages are sold to investors (generally a period of a few weeks), the immateriality to us on a consolidated basis of the size of the facility ($151 million) and the amounts required by these financial covenants, our ability based on our immediately available resources to contribute sufficient capital to cure any default, were such conditions to occur, and our right to cure any conditions of default based on the terms of the Master Repurchase Agreement, we do not consider any of these covenants to be substantive or material. To avoid confusion as to the significance of these covenants, in future filings, we will delete the two following sentences from our disclosure:

The Master Repurchase Agreement requires K. Hovnanian American Mortgage, LLC to satisfy and maintain specified financial ratios and other financial condition tests. As of October 31, 2008, we were in compliance with the covenants of the master repurchase agreement.

With respect to our Amended Credit Agreement, we have one financial maintenance covenant that is disclosed in Note 8 to the financial statements on page F-18 of the Form 10-K for the fiscal year ended October 31, 2008. This disclosure states that the covenant requires that as of the last day of each fiscal quarter either (1) the ratio of our adjusted operating cash flow to fixed charges exceed 1.50 to 1.00 or (2) our liquidity, as defined in the Amended Credit Agreement, equals or exceeds $100 million.

Given our current cash balance in excess of $800 million (an amount disclosed in our filings), it is clear we are not close to breaching this covenant based on the liquidity component.

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

The indentures governing our senior secured, senior and senior subordinated notes do not contain any financial maintenance covenants, and the restrictive covenants of these indentures are discussed further in response to comment 4.

4.

As a related matter, we note your disclosure on page F-20 that your Senior Secured, Senior and Senior Subordinated Notes require you to maintain a fixed charge coverage ratio of no less than 2.0 to 1.0. Please consider revising your filing to also disclose the actual fixed charge coverage ratio as of each reporting date so that readers will understand how much cushion there is between the required ratios and the actual ratios.

Response

The indentures governing our senior secured, senior and senior subordinated notes do not contain any financial maintenance covenants. As described on page F-20, they contain only restrictive covenants which impose limitations on certain actions such as incurring additional indebtedness, paying dividends and making other restricted payments, selling certain assets, incurring liens, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets and entering into certain transactions with affiliates. As stated on F-20, because our fixed charge coverage ratio is below 2.0 to 1.0 we are restricted from paying dividends on our 7.625% Series A Preferred Stock and if current market conditions continue or worsen, we will continue to be restricted from paying dividends under this covenant through 2009 and possibly beyond. Because this is not a maintenance covenant, there is no resulting event of default or other remedy as a result of our fixed charge coverage ratio being below 2.0 to 1.0. In addition, dividend payments on the 7.625% Series A Preferred Stock are not cumulative. As a result, we do not believe it is necessary to add to the current disclosure the actual fixed charge coverage ratio. As noted below, we will expand our current disclosure to include a statement that our bond indentures do not contain any financial maintenance covenants and that dividend payments on our 7.625% Series A Preferred Stock are not cumulative.

We and each of our subsidiaries are guarantors of the Senior Secured, Senior and Senior Subordinated Notes, except for K. Hovnanian, the issuer of the notes, certain of our financial services subsidiaries and joint ventures (see Note 22). The indentures governing the Senior Secured, Senior and Senior Subordinated Notes do not contain any financial maintenance covenants, but do contain restrictive covenants that limit, among other things, the ability of Hovnanian and certain of its subsidiaries, including K. Hovnanian, the issuer of the Senior Secured, Senior and Senior Subordinated Notes, to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase senior and senior subordinated notes (with respect to the senior secured notes indentures), make other restricted payments, make investments, sell certain assets, incur liens,

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. If our consolidated fixed charge coverage ratio, as defined in the indentures governing our Senior Secured, Senior and Senior Subordinated Notes, is less than 2.0 to 1.0, we are restricted from making certain payments, including dividends, and from incurring indebtedness other than certain permitted indebtedness, refinancing indebtedness and non-recourse indebtedness. As a result of this restriction, we are currently restricted from paying dividends, which are not cumulative, on our 7.625% Series A Preferred Stock. If current market trends continue or worsen, we will continue to be restricted from paying dividends into fiscal 2009, and possibly beyond. The restriction on making preferred dividend payments under our bond indentures will not affect our compliance with any of the covenants contained in the Amended Credit Agreement and will not permit the lenders under the Amended Credit Agreement to accelerate the loans.

Note 17 - Commitments and Contingent Liabilities, page F-29

5.

For the amended complaint captioned In re Hovnanian Enterprises, Inc. Securities Litigation and the class action suit Randolph Sewell, et al., v. D’Allessandro & Woodyard, et al., it is unclear if it is reasonably possible that a loss may have been incurred. If it is reasonably possible, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response

In future filings we will add the following sentence to the end of each of the paragraphs that disclose these matters. “While we have determined that a loss related to this case is not probable, it is not possible to estimate a loss or range of loss related to this matter at this time.”

Note 21 - Unaudited Summarized Consolidated Quarterly Information, pane F-34

6.

Please revise your quarterly tables to describe the effect of any unusual or infrequently occurring items recognized in each full quarter. For example, your table should separately identify or describe impairments or other significant losses recognized in each quarter. Please refer to Item 302(a)(3) of Regulation S-K.

Response

In future filings, we will add line items in the chart presenting the unaudited summarized consolidated quarterly information to separately present impairments and any other

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

significant losses recognized in each quarter. As of now, it is only necessary to add lines for inventory impairment losses and land option write-offs and intangible and goodwill impairments, but if other items arise in future periods we will also add lines to separately present such items.

Exhibits 31(a) and 31(b)

7.	In future filings, the person certifying should not include his title. The person should certify in his individual capacity, and not as CEO or CFO.

Response

We note the Staff’s comment and we will not include the title of the certifying individual in the body of the certifications in future filings.

PROXY STATEMENT FILED APRIL 3, 2008

Although this comment letter refers to our proxy statement filed on April 3, 2008, we assume it is intended to inquire about the content of our proxy statement filed on February 19, 2008.

Compensation Discussion and Analysis, page 11

8.

Please clarify for us, and in future filings disclose, the factors that are material to your determination of salary. In the “Summary and Peer Group” discussion you state that the Committee considered market factors and the company’s recent budget cuts and downsizing, and that as a result, base salary increases were minimal. However, in the “Base Salaries” discussion, it appears that the Committee only considered median base salary levels in the Peer Group and other companies with similar revenues.

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

Response

In our proxy statement dated February 19, 2008, we noted in the summary section on page 21 that the Compensation Committee (the “Committee”) considered market factors, recent budget cuts and downsizing in making compensation decisions for fiscal 2007 and that as a result, base salary increases were minimal. We further stated in the more detailed discussion of base salaries that, in general, base salaries of named executive officers (“NEOs”) are reviewed annually and may be subject to adjustment based on individual performance, change in responsibilities, average salary increases or decreases in the industry, compensation for similar positions involving the Company’s Peer Group or other comparable companies if comparable data was unavailable from the Peer Group companies, as well as other factors such as cost of living. Because the compensation structure for each of the NEOs is uniquely tailored to his position, the extent to which the general factors affected the Committee's base salary determinations differs somewhat by executive.

Following the discussion of the general factors that are considered in adjusting base salaries, the proxy statement discusses the specific, individually relevant factors that were material to the determination of the salary for each of the NEOs for the fiscal year. For example, with respect to the Chairman of the Board’s and the CEO’s base salary both market-related factors, such as industry conditions and the company’s recent budget cuts and downsizing, and Peer Group analysis are discussed as factors the Committee considered in determining base salary levels.

In future filings, we will discuss, to the extent relevant to its determinations of base salaries, the Committee’s review of each of the general factors in regards to base salary adjustments for each NEO.

9.

Under “Compensation Mix”, you state that stock options are tied to the Company’s financial performance, but the discussion under “Stock Option Grants” does not explain how financial performance is evaluated in determining the amount of stock options granted. This discussion only refers to the CEO’s recommendations made to the Committee, but describes no other basis for the amount of the awards. Please explain supplementally, with a view toward future disclosure. In addition, please explain how the amount of options granted to the CEO is determined, which based on disclosure in your Summary Compensation Table, appears to be considerably higher than for other executives.

Response

Stock options are tied to the Company’s financial performance in that (as described on page 27 of our proxy statement) the ultimate value received by stock option holders is

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

February X, 2009

directly tied to increases in the Company’s stock price, thereby serving to link the interests of management and shareholders and to motivate executive officers to make decisions that will increase the long-term total return to shareholders. The Committee believes that strong financial performance will ultimately lead to increases in the Company's stock price.

The proxy statement did not intend to indicate that that financial performance of the Company directly dictates the size of the annual option grants. Rather, the size of the grants is determined with the intention that their value at grant results in Total Direct Compensation opportunity for each of the NEOs that falls within the median range of the Peer Group for comparable financial performance. Also, as noted above, the ultimate option value realized by the NEOs will reflect the Company's financial performance. The discussion on page 27 of our proxy statement also provides additional detail as to how the level of option grants in fiscal 2007 was determined for each NEO.

While the Staff indicates that the Summary Compensation Table contains values for the CEO that are higher than other executives, pursuant to the SEC’s rules, these values represent the FAS 123R expense that is recognized during the fiscal year with respect to the executives for accounting purposes (including expense related to stock option granted in previous fiscal years), rather than only the grant date fair value of options awarded for the fiscal year in question. Footnote (3) to the Summary Compensation Table was intended to provide clarification to this extent.

As noted in the discussion on page 27 of our proxy statement, differences in numbers of shares underlying options and, consequently, in the grant date fair value of options awarded to the CEO and other executives reflect significant differences in the Peer Group data for the CEO compared with other executive positions similar to our NEOs for both long-term incentive grant date values and Total Direct Compensation. Furthermore, as noted on page 23 of our proxy statement, the Company’s Chairman of the Board, and founder, Mr. K. Hovnanian, does not typically receive any stock options or restricted share awards as part of his overall compensation as he currently holds a significant equity interest in the Company.

In future filings, we will more clearly explain the basis for determination of option grant levels, including option grant levels for the CEO.